SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)[1]

GI Dynamics, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson EIN: 22-1024240
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 565,569*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 565,569*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,569*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% **
12.		TYPE OF REPORTING PERSON CO

* Common Stock held as of December 31, 2018.  The Issuer’s Common Stock trades on the Australian Stock Exchange in the form of CHESS Depositary Interests (“CDI”s). CDIs are economically equivalent to and convertible into shares of Common Stock on a 50-for-1 basis.
** Based on 15,333,100 shares of Common Stock outstanding as of November 10, 2018, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 14, 2018.

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson Innovation-JJDC, Inc. EIN: 22-2007137
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 565,569*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 565,569*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,569*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% **
12.		TYPE OF REPORTING PERSON CO

* Common Stock held as of December 31, 2018.  The Issuer’s Common Stock trades on the Australian Stock Exchange in the form of CHESS Depositary Interests (“CDI”s). CDIs are economically equivalent to and convertible into shares of Common Stock on a 50-for-1 basis.
** Based on 15,333,100 shares of Common Stock outstanding as of November 10, 2018, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 14, 2018.

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 5, 2015 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated to read in their entirety as follows:

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

P.O. Box 51915, Boston, MA 02205

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933 JJDC: 410 George Street, New Brunswick NJ 08901

ITEM 4	OWNERSHIP: (a) through (c) The information set forth in the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference thereto.
ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be beneficial owners of more than five percent of the Common Stock, check the following:  [X].

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2019

JOHNSON & JOHNSON
By:	/s/ Thomas J. Spellman III
Name:	Thomas J. Spellman III
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Kevin Norman
Name:	Kevin Norman
Title:	Assistant Secretary